Exhibit 10.20

SITEL CORPORATION

Summary of Dale W. Saville Compensation Arrangements
As of January 1, 2005

Mr. Saville serves as Executive Vice President of the company.  He does not have a written employment agreement.  The Compensation Committee and other independent directors consider the recommendations of the Chief Executive Officer and approve Mr. Saville’s base salary, bonus opportunity, other incentives if any, and equity compensation from time to time.

Base Salary:  Mr. Saville’s annual base salary since July 1, 2004 is $250,000.

Bonus Opportunity:  For 2005, Mr. Saville is eligible to receive a bonus of up to 90% of his base salary pursuant to the company’s 2005 Management Incentive Plan (the 2005 MIP).  Mr. Saville’s bonus opportunity is based exclusively on the company achieving the 2005 EPS targets set by the Compensation Committee.  Mr. Saville would receive no bonus under the plan unless at least the low EPS target is achieved.  At the low EPS target, subject to the other general conditions of the plan, he would receive a bonus of 22.5% of his base salary.  For each additional specified increment in EPS achieved, his bonus would be increased by 7.5 percentage points, up to the maximum bonus opportunity of 90% of his base salary.  This description of the bonus award is subject to the general conditions of the 2005 MIP, which includes for example provisions that participants must remain employed at the time the incentive is to be paid and that the calculated incentive may be reduced based upon a participant’s performance below expectations regarding their individual financial and/or non-financial performance objectives.

Equity Compensation:  Mr. Saville has options to purchase 200,000 shares of the company’s common stock pursuant to the 1999 Stock Incentive Plan, as amended (the Incentive Plan).  The Compensation Committee granted these options as to 100,000 shares in 2000 when Mr. Saville joined the company and as to 100,000 shares in 2002.  The options were granted at the fair market value of the company’s common stock on the date of grant and have a ten-year term.  The options granted in 2000 have an exercise price of $2.6875 per share and become exercisable in five annual installments on each of October 30, 2001, 2002, 2003, 2004, and 2005.  The options granted in 2002 have an exercise price of $2.765 per share.  Thirty percent (30%) of these options become exercisable in five annual installments on each of March 14, 2003, 2004, 2005, 2006 and 2007.  The remaining seventy percent (70%) of these options become exercisable on March 14, 2009, but are subject to earlier exercise if certain performance goals (an EPS target and a closing stock price target) are met prior to that date.  The performance-accelerated options are non-forfeitable once they become exercisable, which means Mr. Saville keeps the options after that even if his employment terminates before he exercises the options.  All of the options become exercisable in full upon a change in control of the company if the closing stock price on the effective date of the change in control is at least $12 per share.  All of the options are subject to earlier exercise or termination and the other terms and provisions of the applicable option agreement and the Incentive Plan.

Other:   Mr. Saville is eligible to participate in the company’s benefit plans that are offered U.S. exempt employees (within the meaning of the Fair Labor Standards Act) generally. The company may pay for certain personal benefits from time to time, which in the aggregate have been less than 10% of Mr. Saville’s combined salary and bonus (if any) in each of the past three calendar years.